UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

3Q13

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET
INCOME OF COP 324 BILLION FOR THE THIRD QUARTER OF 2013 (COP 380 PER SHARE - USD 0.80
PER ADR), WHICH REPRESENTS A DECREASE OF 25% COMPARED TO THE SAME QUARTER LAST YEAR.

•	Net loans increased 3.3% compared to 2Q13 and 21.2% compared to 3Q12. This quarterly growth confirms the sustained credit demand in Colombia during the last twelve months.
•	Past due loans as a percentage of total loans remain low in 3Q13. 30 days (or more) past due loans as a percentage of total gross loans was 2.7%. Loan deterioration during 3Q13 was COP 202 billion, and net provision charges for past due loans and foreclosed assets totaled COP 289 billion, which represents 1.5% of gross loans when annualized.
•	Deposits increased 2.3% compared to 2Q13 and 28.3% compared to 3Q12. Net loans to deposits ratio ended the quarter at 98.3% and the weighted average cost of deposits was 2.7%, lower than the 2.9% reported for 2Q13.
•	The balance sheet remains strong. Loan loss reserves represented 4.7% of total gross loans and 175% of past due loans at the end of 3Q13. The capital adequacy ratio ended the quarter at 15.3% (Tier 1 of 10.1%).

November 5, 2013. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the third quarter of 2013.

For the quarter ended on September 30, 2013 (“3Q13”), Bancolombia reported consolidated net income of COP 324 billion, or COP 380 per share - USD 0.80 per ADR, which represents an increase of 54.5% as compared to the results for the quarter ended on June 30, 2013 (“2Q13”) and a decrease of 25.4% as compared to the results for the quarter ended on September 30, 2012 (“3Q12”).

Bancolombia ended 3Q13 with COP 113,668 billion in assets, 4.1% higher than those at the end of 2Q13 and 22.0% greater than those at the end of 3Q12. At the same time, liabilities totaled COP 101,669 billion, increasing 4.3% as compared to the figure presented in 2Q13 and 23.9% as compared to 3Q121.

1 This report corresponds to the consolidated financial statements of BANCOLOMBIA S.A. (“BANCOLOMBIA”) and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendencia Financiera de Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank's principal accounting policies in the quarter ended September 30, 2013. The statements of income for the quarter ended September 30, 2013 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate October 1, 2013 $1, 908,29 = US$ 1

1

3Q13

BANCOLOMBIA: Summary of consolidated financial quarterly results2

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP millions)	3Q12	2Q13	3Q13	3Q13/2Q13	3Q13/3Q12
ASSETS
Loans and financial leases, net	61,655,867	72,358,715	74,727,617	3.27%	21.20%
Investment securities, net	13,396,499	14,046,375	14,523,348	3.40%	8.41%
Other assets	18,141,824	22,748,146	24,417,371	7.34%	34.59%
Total assets	93,194,190	109,153,236	113,668,336	4.14%	21.97%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	56,138,482	70,378,379	72,013,506	2.32%	28.28%
Non-interest bearing	7,667,495	9,510,749	9,217,936	-3.08%	20.22%
Interest bearing	48,470,987	60,867,630	62,795,570	3.17%	29.55%
Other liabilities	25,910,241	27,100,198	29,655,143	9.43%	14.45%
Total liabilities	82,048,723	97,478,577	101,668,649	4.30%	23.91%
Shareholders' equity	11,145,467	11,674,659	11,999,687	2.78%	7.66%
Total liabilities and shareholders' equity	93,194,190	109,153,236	113,668,336	4.14%	21.97%

Interest income	1,979,102	1,802,954	1,979,128	9.77%	0.00%
Interest expense	750,441	767,385	758,928	-1.10%	1.13%
Net interest income	1,228,661	1,035,569	1,220,200	17.83%	-0.69%
Net provisions	(267,820)	(365,580)	(289,233)	-20.88%	8.00%
Fees and income from service, net	449,099	494,470	460,540	-6.86%	2.55%
Other operating income	248,585	136,649	217,172	58.93%	-12.64%
Total operating expense	(1,073,974)	(1,118,147)	(1,143,502)	2.27%	6.47%
Goodwill amortization	(11,488)	(12,452)	(12,745)	2.35%	10.94%
Non-operating income, net	(2,662)	1,830	(4,687)	-356.12%	76.07%
Income tax expense	(136,185)	37,387	(123,820)	-431.18%	-9.08%
Net income	434,216	209,726	323,925	54.45%	-25.40%

	Quarter			As of
PRINCIPAL RATIOS	3Q12	2Q13	3Q13	Sep-12	Sep-13
PROFITABILITY
Net interest margin (1)	6.64%	4.69%	5.27%	6.57%	5.55%
Return on average total assets (2)	1.94%	0.79%	1.16%	1.90%	1.30%
Return on average shareholders´ equity (3)	15.89%	7.24%	10.95%	15.79%	11.66%
EFFICIENCY
Operating expenses to net operating income	56.35%	67.84%	60.92%	56.54%	60.24%
Operating expenses to average total assets	4.85%	4.26%	4.15%	4.77%	4.29%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.96%	10.70%	10.56%	11.96%	10.56%
Technical capital to risk weighted assets	16.61%	17.21%	15.30%	16.61%	15.30%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	1.13	0.51	0.80
Net income per share $COP	509.75	246.21	380.27
P/BV ADS (4)	2.05	1.99	1.95
P/BV Local (5) (6)	2.02	1.93	1.91
P/E (7)	13.04	27.15	17.83
ADR price (8)	59.71	56.50	57.54
Common share price (8)	26,400	26,400	26,900
Shares outstanding (9)	851,827,000	851,827,000	851,827,000
USD exchange rate (quarter end)	1,800.52	1,929.00	1,908.29

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter. (9) Common and preferred.

2

3Q13

1.	BALANCE SHEET

1.1.	Assets

As of September 30, 2013, Bancolombia’s assets totaled COP 113,668 billion, which represents an increase of 4.1% compared to 2Q13 and an increase of 22.0% compared to 3Q12.

The increase in assets presented for the quarter is mainly explained by the increase in the loan and leasing portfolio, which represented 66% of total assets at the end of 3Q13.

It is highlighted the growth of operating leases, which increased 8.0% during the quarter compared to 2Q13 and 40.8% compared to 3Q12.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s investments and loans by type and currency:

(COP Million)	Amounts in COP			Amounts in USD converted to COP			Amounts in USD (thousands)			Total
(1 USD = 1908.29 COP)		3Q13/2Q13	3Q13/3Q12		3Q13/2Q13	3Q13/3Q12		3Q13/2Q13	3Q13/3Q12		3Q13/2Q13	3Q13/3Q12
Net investment securities	9,760,804	3.03%	7.10%	4,762,544	4.15%	11.20%	2,495,713	5.28%	4.92%	14,523,348	3.40%	8.41%
Gross Loans	60,759,868	4.62%	21.60%	17,657,102	-1.11%	18.98%	9,252,840	-0.03%	12.26%	78,416,970	3.27%	21.00%
Commercial loans	34,053,056	5.10%	23.64%	13,510,775	-1.30%	19.39%	7,080,043	-0.23%	12.65%	47,563,831	3.20%	22.41%
Consumer loans	11,767,607	3.32%	15.69%	2,347,499	0.99%	15.16%	1,230,158	2.08%	8.66%	14,115,106	2.93%	15.60%
Small business loans	365,784	2.91%	24.24%	27,672	-8.48%	-13.56%	14,501	-7.48%	-18.44%	393,456	2.02%	20.53%
Mortgage loans	6,254,739	5.81%	31.99%	838,870	-0.06%	10.81%	439,593	1.03%	4.55%	7,093,609	5.08%	29.07%
Finance lease	8,318,682	3.71%	15.20%	932,286	-3.99%	33.71%	488,545	-2.94%	26.16%	9,250,968	2.88%	16.83%
Allowance for loan losses	(3,353,738)	3.76%	20.30%	(335,615)	-1.99%	-7.83%	(175,872)	-0.93%	-13.03%	(3,689,353)	3.21%	17.05%
Net total loans and fin. leases	57,406,130	4.67%	21.68%	17,321,487	-1.09%	19.65%	9,076,968	-0.01%	12.89%	74,727,617	3.27%	21.20%
Operating leases, net	2,734,470	8.47%	43.08%	91,664	-3.63%	-4.99%	48,035	-2.58%	-10.36%	2,826,134	8.03%	40.77%
Total assets	83,387,634	11.46%	14.93%	30,280,702	-11.81%	46.70%	15,867,977	-10.86%	38.41%	113,668,336	4.14%	21.97%
Total deposits	58,290,644	3.12%	31.66%	13,722,862	-0.91%	15.65%	7,191,183	0.16%	9.12%	72,013,506	2.32%	28.28%
Total liabilities	72,143,926	12.69%	15.63%	29,524,723	-11.76%	50.21%	15,471,822	-10.80%	41.73%	101,668,649	4.30%	23.91%

The most relevant aspects regarding the evolution of the loan portfolio during 3Q13 were:

•          The growth of consumer and commercial loans in Colombia during 3Q13 indicate a sustained credit demand.

•          Net loans in USD correspond to loans originated in Colombia (USD 4,751 million, 52%), El Salvador (USD 2,554 million, 28%) and other countries (USD 1,772 million, 20%). USD denominated loans represented 23% of total loans as of 3Q13.

•          COP appreciated 1.1% versus USD during 3Q13 and depreciated 6.0% in the last twelve months.

•          Mortgage loans denominated in COP presented a dynamic performance. The dynamism of mortgage lending in Colombia is explained by the lower long-term interest rates, as well as by the Colombian government’s interest rate subsidy programs. On the other hand, the mortgage balance denominated in USD from our operation in El Salvador grew 1.0% during the quarter, and 4.5% in the past 12 months.

•          Financial leases, of which 90% are denominated in COP, increased 3.7% during the quarter and 15.2% as compared to 3Q12. Operating leases, net of depreciation, increased 8.0% during 3Q13 and 40.8% in the last 12 months. These two products are mainly used by enterprises in order to finance equipment, commercial real estate and commercial vehicles.

3

3Q13

When analyzing the loan portfolio according to the customer categories established by Bancolombia in order to manage its commercial strategy (see table below), it becomes clear that consumer and SMEs loans lead the growth during 3Q13, as they increased 3.2% with respect to 2Q13. This increase is explained by higher demand for working capital and investments by the SMEs and an increase in personal loans. Corporate loans increased by 3.1% compared to 2Q13, indicating a sustained credit demand in order to finance their investment projects. This is the segment that contributes the most to the nominal growth of the total loan book

Total reserves (allowances in balance sheet) for loan losses increased by 3.2% during 3Q13 and totaled COP 3,689 billion, or 4.7% of gross loans at the end of the quarter. For further explanation regarding coverage of the loan portfolio and credit quality trends, see section “2.4. Asset Quality, Provision Charges and Balance Sheet Strength”.

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO		As of		Growth		% of Total	Category
(COP million)	Sep-12	Jun-13	Sep-13	3Q13/2Q13	3Q13/3Q12	loans	Category
CORPORATE
Working capital loans	25,872,273	32,718,281	34,072,869	4.14%	31.70%	43.45%	92.47%
Funded by domestic development banks	249,920	389,885	417,679	7.13%	67.13%	0.53%	1.13%
Trade Financing	3,860,333	2,432,002	2,076,044	-14.64%	-46.22%	2.65%	5.63%
Overdrafts	157,974	170,709	239,602	40.36%	51.67%	0.31%	0.65%
Credit Cards	46,648	40,109	42,252	5.34%	-9.42%	0.05%	0.11%
TOTAL CORPORATE	30,187,148	35,750,986	36,848,446	3.07%	22.07%	46.99%	100.00%
RETAIL AND SMEs
Working capital loans	7,753,835	9,322,914	9,534,830	2.27%	22.97%	12.16%	37.80%
Personal loans	6,712,358	7,666,519	7,850,183	2.40%	16.95%	10.01%	31.12%
Loans funded by domestic development banks	832,491	929,072	1,086,850	16.98%	30.55%	1.39%	4.31%
Credit Cards	3,610,242	3,895,562	4,041,083	3.74%	11.93%	5.15%	16.02%
Overdrafts	296,761	308,903	315,850	2.25%	6.43%	0.40%	1.25%
Automobile loans	1,897,105	2,209,482	2,284,997	3.42%	20.45%	2.91%	9.06%
Trade Financing	103,973	106,883	110,153	3.06%	5.94%	0.14%	0.44%
TOTAL RETAIL AND SMEs	21,206,765	24,439,335	25,223,946	3.21%	18.94%	32.17%	100.00%
MORTGAGE	5,495,774	6,750,612	7,093,610	5.08%	29.07%	9.05%	100.00%
FINANCIAL LEASES	7,918,069	8,992,355	9,250,968	2.88%	16.83%	11.80%	100.00%
Total loans and financial leases	64,807,756	75,933,288	78,416,970	3.27%	21.00%	100.00%	100.00%
Allowance for loan losses	(3,151,889)	(3,574,573)	(3,689,353)	3.21%	17.05%
Total loans and financial leases, net	61,655,867	72,358,715	74,727,617	3.27%	21.20%

1.3.	Investment Portfolio

As of September 30, 2013, Bancolombia’s net investment portfolio totaled COP 14,523 billion, 3.4% higher than that reported in 2Q13 and 8.4% higher when compared to that reported in 3Q12. The investment portfolio consisted primarily of debt investment securities, which represented 91% of Bancolombia’s total investments and 12% of assets at the end of 3Q13. Investments denominated in USD totaled USD 2,496 million and represented 33% of the investment portfolio.

Additionally, the Bank had COP 1,057 billion in net mortgage backed securities, which represented 7.3% of the investment portfolio. At the end of 3Q13, the duration of the debt securities portfolio was 13.1 months and the yield to maturity was 4.2%.

1.4.	Goodwill

As of 3Q13, Bancolombia’s goodwill totaled COP 574 billion (from acquisitions prior to HSBC Panamá), decreasing 3.2% compared to the amount reported in 2Q13 and decreasing 3.3% compared to 3Q12. This variation is explained by the amortization of goodwill reported during the past year (under COL GAAP, goodwill is amortized within a maximum period of 20 years), by the elimination of the goodwill related to Asesuisa (which was sold in September 2012) and by the variation of the Colombian peso versus the dollar. As of September 30, 2013, Bancolombia’s goodwill included USD 283 million related mostly to the acquisition of Banagrícola in 2007.

4

3Q13

1.5.	Funding

As of September 30, 2013, Bancolombia’s liabilities totaled COP 101,669 billion, increasing 4.3% compared to 2Q13 and 23.9% compared to 3Q12. The ratio of net loans to deposits (including borrowings from domestic development banks) was 98% at the end of 3Q13, remaining stable compared to that reported in 2Q13, and decreasing compared to the 104% reported in 3Q12.

Deposits totaled COP 72,014 billion (or 71% of liabilities) at the end of 3Q13, increasing 2.3% during the quarter and 28.3% over the last 12 months. CDs represented 31% of deposits in 3Q13. Bancolombia´s funding strategy is meant to improve the liquidity position and to encourage checking accounts at no cost and term deposits while keeping costs at a reasonable level. This strategy allowed the bank to reduce the cost on deposits of the bank during the quarter. The ultimate goal is to defend the net interest margin.

Funding mix	3Q12		2Q13		3Q13
COP Million
Checking accounts	9,331,522	12%	11,802,856	13%	11,664,539	12%
Saving accounts	21,557,907	28%	30,295,202	33%	29,406,525	30%
Time deposits	24,518,283	32%	27,609,690	30%	30,227,429	31%
Other deposits	730,770	1%	670,631	1%	715,013	1%
Long term debt	12,263,830	16%	12,777,016	14%	12,331,172	13%
Loans with banks	8,725,155	11%	9,138,439	10%	12,509,301	13%
Total Funds	77,127,467	100%	92,293,834	100%	96,853,979	100%

At the end of 3Q13, Bancolombia had outstanding bonds for USD 3,740 million in international markets and for COP 5,194 billion in local markets. The maturities of these bonds range from 2 to 10 years.

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 3Q13 was COP 12,000 billion, increasing 2.8% or COP 854 billion, with respect to the 11,145 billion reported at the end of 3Q12.

Bancolombia’s capital adequacy ratio was 15.3%, 191 basis points below the 17.21% for 2Q13 and 131 basis points below the 16.96% at the end of 3Q12. This annual decrease in the capital adequacy was due to the implementation in Colombia of a new capital regulation for banks, which increased deductions from the tier 1 calculation.

Bancolombia’s capital adequacy ratio was 630 basis points above the minimum level required by Colombia’s regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 10.1% and the tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 9.7% at the end of 3Q13.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	3Q12³	%	2Q13³	%	3Q 13%
Basic capital (Tier I)	9,079,209	10.90%	10,705,116	11.73%	9,522,134	10.12%
Additional capital (Tier II)	4,759,609	5.71%	5,006,810	5.48%	4,873,451	5.18%
Technical capital (1)	13,838,818		15,711,926		14,395,585
Risk weighted assets included market risk	83,340,596		91,303,089		94,070,332
CAPITAL ADEQUACY (2)	16.61%		17.21%		15.30%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk weighted assets.

(3) Capital adequacy ratios for 3Q12 and 2Q13 are calculated according to the capital rules existing until August 2013

5

3Q13

2.	INCOME STATEMENT

Net income totaled COP 324 billion in 3Q13, or COP 380 per share - USD 0.80 per ADR, which represents an increase of 54.5% compared to 2Q13 and a decrease of 25.4% compared to 3Q12. Bancolombia’s annualized ROE was 11% for 3Q13, and 11.7% for the first three quarters of 2013.

2.1.	Net Interest Income

Net interest income totaled COP 1,220 billion in 3Q13, 17.8% higher than that reported in 2Q13, and 0.7% lower than the figure for 3Q12. The annual decrease in net interest income was mainly due to lower returns in the securities portfolio in 3Q13.

During 3Q13, the investment portfolio recovered the losses generated in the 2Q13 and generated COP 95 billion. The strategy for the last two quarters has been to reduce the volatility of the portfolio and its duration.

Net Interest Margin

Annualized net interest margin ended 3Q13 at 5.3%. The annualized net interest margin for investments was -0.4% due to lower returns of the Colombian public debt securities, and the annualized net interest margin for loans, financial leases and overnight funds was 6.2%.

The rate cuts in the Colombian Central Bank Rate in late 2012 and early 2013 put pressure on margins and led them to decrease.

Annualized Interest
Margin	3T11	4Q11	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13
Loans' Interest margin	6.6%	6.7%	6.8%	7.0%	7.1%	6.9%	6.6%	6.4%	6.2%
Debt investments' margin	4.2%	1.2%	4.1%	4.1%	4.0%	2.9%	8.0%	-5.1%	-0.4%
Net interest margin	6.3%	5.9%	6.5%	6.6%	6.6%	6.3%	6.8%	4.7%	5.3%

The funding cost decreased during 3Q13 due to the rate cuts and management of the liabilities structure. Checking accounts and time deposits slightly decreased their share; however, the annualized average weighted cost of deposits was 2.7% in 3Q13, decreasing compared to the 2.9% for 2Q13 and the 3.5% for 3Q12.

Average weighted
funding cost	3Q12	2Q13	3Q13
Checking accounts	0.24%	0.26%	0.24%
Time deposits	5.55%	4.74%	4.42%
Saving accounts	2.86%	2.22%	2.03%
Total deposits	3.47%	2.87%	2.69%
Long term debt	6.59%	6.06%	6.12%
Loans with banks	5.18%	4.32%	3.27%
Total funding cost	4.12%	3.45%	3.21%

6

3Q13

2.2.	Fees and Income from Services

During 3Q13, net fees and income from services totaled COP 461 billion, 6.9% lower than those reported in 2Q13 and 2.5% higher compared to those reported in 3Q12. Fees from credit and debit cards increased 1.1% with respect to 2Q13 due to higher volume of transactions. Fees from banking services decreased 7.8% compared to 2Q13 because in 3Q13 there was not income from advisory services in structuring capital markets operations, which were dynamic in 2Q13; however increased 5.2% with respect to 3Q12; this line includes fees from insurance distribution throughout the distribution networks in Colombia and in El Salvador. Fees from brokerage services decreased 48.3% in 3Q13 as compared to 2Q13 and 9.9% as compared to those in 3Q12 because during 3Q13 there was not income from the primary distribution of Colombian issuers' securities, which were dynamic as well in 2Q13.

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2013
(COP millions)	Aug-12	Aug-13	Growth	Market Share
Bancolombia VISA	1,633,903	1,830,276	12.02%	7.55%
Bancolombia Mastercard	1,927,947	2,240,251	16.20%	9.25%
Bancolombia American Express	2,406,927	2,603,837	8.18%	10.75%
Total Bancolombia	5,968,777	6,674,364	11.82%	27.55%
Colombian Credit Card Market	21,738,018	24,227,373	11.45%

CREDIT CARD MARKET SHARE			%	2013
(Outstanding credit cards)	Aug-12	Aug-13	Growth	Market Share
Bancolombia VISA	408,875	446,145	9.12%	5.05%
Bancolombia Mastercard	422,953	555,321	31.30%	6.29%
Bancolombia American Express	617,347	670,632	8.63%	7.60%
Total Bancolombia	1,449,175	1,672,098	15.38%	18.94%
Colombian Credit Card Market	8,141,431	8,829,434	8.45%

2.3.	Other Operating Income

Total other operating income was COP 217 billion in 3Q13, 59.9% higher than that in 2Q13, and 12.6% lower than in 3Q12. Income from foreign exchange gains and derivatives denominated in foreign currencies increased in the quarter due to the net effect of the active and passive positions the bank had in foreign currency. Especially, the decrease in the exchange rate during the quarter impacted the value of long-term debt in U.S. dollars causing gains in this particular line.

During 3Q13 the bank received 7.3 billion in dividends from companies in which Bancolombia and its subsidiaries have interests, especially from Sura Asset Management (COP 3.9 billion) and Concesiones CCFC Ltda. (COP 3.2 billion).

Revenues aggregated in the communication, rent and others line totaled COP 123.2 billion in 3Q13, which is 7.2% higher as compared to 2Q13 and 40.4% higher as compared to those in 3Q12. This line includes revenues from commercial discounts and operating leases payments, which have increased as the operating leasing business grows.

7

3Q13

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 202 billion in 3Q13, which represented 0.3% of the loan portfolio at the beginning of the quarter, decreasing with respect to the COP 237 billion in 3Q12. Consumer and small and medium enterprises loans were the leading contributors to this deterioration.

Past due loans (those that are overdue for more than 30 days) totaled COP 2,104 billion at the end of 3Q13, representing 2.7% of total gross loans. The PDL ratio decreased from the 2.8 % in 2Q13 and the 2.9% reported for 3Q12. Loan charge-offs totaled COP 195 billion in 3Q13.

Provision charges (net of recoveries) totaled COP 289 billion in 3Q13. Provision charges for the quarter were impacted by the loan growth, which explains approximately 50% of the total charge. These contra cyclical provisions are associated to the origination of new loans. Provisions as a percentage of the average gross loans were 1.5% for 3Q13 and 1.72% for the first three quarters of the year.

Bancolombia maintains a strong balance sheet supported on an adequate level of loan loss reserves. Allowances for loan losses totaled COP 3,689 billion, or 4.7% of total loans at the end of 3Q13. This proportion slightly decreased with respect to the 4.71% presented at the end of 2Q13, and with respect to the 4.86% for 3Q12. The coverage measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 175% at the end of 3Q13. Likewise, the coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 120% at the end of 3Q13, increasing with respect to the 118% reported in 2Q13 and decreasing compared to the 123% in 3Q12.

The following tables present key metrics related to asset quality:

ASSET QUALITY		As of		Growth
( COP millions)	Sep-12	Jun-13	Sep-13	3Q13/2Q13	3Q13/3Q12
Total performing past due loans (1)	631,234	737,978	692,137	-6.21%	9.65%
Total non-performing past due loans	1,266,205	1,359,555	1,411,940	3.85%	11.51%
Total past due loans	1,897,439	2,097,533	2,104,077	0.31%	10.89%
Allowance for loans interest losses	3,151,889	3,574,573	3,689,353	3.21%	17.05%
Past due loans to total loans	2.93%	2.76%	2.68%
Non-performing loans as a percentage of total loans	1.95%	1.79%	1.80%
“C”, “D” and “E” loans as a percentage of total loans	3.97%	3.98%	3.91%
Allowances to past due loans (2)	166.11%	170.42%	175.34%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans (2)	122.64%	118.29%	120.33%
Allowance for loan losses as a percentage of non-performing loans (2)	248.92%	262.92%	261.30%
Allowance for loan losses as a percentage of total loans	4.86%	4.71%	4.70%
Percentage of performing loans to total loans	98.05%	98.21%	98.20%

(1)     "Performing" past due loans are loans upon which Bancolombia continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)	Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

8

3Q13

PDL Per Category (30 days)
	% Of loan Portfolio	3Q12	2Q13	3Q13
Commercial loans	60.66%	1.61%	1.51%	1.55%
Consumer loans	18.00%	5.41%	4.92%	4.80%
Microcredit	0.50%	9.27%	10.08%	10.30%
Mortgage loans	9.05%	7.24%	6.58%	6.13%
Finance lease	11.80%	2.34%	2.69%	2.31%
PDL TOTAL	100.00%	2.93%	2.76%	2.68%

PDL Per Category (90 days)
	% Of loan Portfolio	3Q12	2Q13	3Q13
Commercial loans	60.66%	1.03%	1.03%	1.09%
Consumer loans	18.00%	2.47%	2.50%	2.42%
Microcredit	0.50%	5.98%	6.88%	7.27%
Mortgage loans	9.05%	2.93%	2.92%	2.81%
Finance lease	11.80%	1.03%	1.25%	1.33%
TOTAL LOAN PORTFOLIO	100.00%	1.47%	1.52%	1.54%

LOANS AND FINANCIAL LEASES CLASSIFICATION	Sep-12		Jun-13		Sep-13
( COP millions)
¨A¨ Normal	60,081,279	92.70%	70,294,732	92.57%	73,087,284	93.20%
¨B¨ Subnormal	2,156,397	3.33%	2,616,759	3.45%	2,263,565	2.89%
¨C¨ Deficient	968,140	1.49%	1,222,720	1.61%	1,292,074	1.65%
¨D¨ Doubtful recovery	885,701	1.37%	1,113,603	1.47%	1,045,062	1.33%
¨E¨ Unrecoverable	716,239	1.11%	685,474	0.90%	728,985	0.93%
Total	64,807,756	100.00%	75,933,288	100.00%	78,416,970	100.00%
	62249473	1	72188142	1	75933288	100.01%
Loans and financial leases classified as C, D and E
as a percentage of total loans and financial leases	3.97%		3.98%		3.91%

2.5.	Operating Expenses

During 3Q13, operating expenses totaled COP 1,144 billion, increasing 2.3% with respect to 2Q13 and 6.5% with respect to 3Q12.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 403 billion in 3Q13, decreasing 7.4 % as compared to 2Q13 and 2.2% as compared to 3Q12. The increase of salaries in the last 12 months is explained by the bank´s greater number of employees and the 2013 wage increases.

During 3Q13, administrative expenses totaled COP 577 billion, increasing 3.6% as compared to 2Q13 and 6.1% as compared to 3Q12. This variation during the year is mainly explained by higher rent expenses, higher taxes (other than income tax), higher amortization of capitalized expenses and higher expenses for maintenance of fixed assets.

Depreciation expenses totaled COP 111 billion in 3Q13, increasing 7.7% as compared to 2Q13 and 34.8% as compared to 3Q12. The increase in this type of expense is explained by the increase of operating leases from Leasing Bancolombia whose assets given on lease are depreciated.

At the end of 3Q13, Bancolombia had 25,978 employees, 1,016 branches and 3,948 ATMs.

9

3Q13

3.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 7 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore banking subsidiaries in Panama, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) 4041838

E-mail: investorrelations@bancolombia.com.co

Alejandro Mejia (IR Manager) / Simon Botero (Analyst)

Website: http://www.grupobancolombia.com/investorRelations/

10

3Q13

BALANCE SHEET
(COP million)	Sep-12	Jun-13	Sep-13	Last Quarter	Annual	% of Assets	% of Liabilities
ASSETS
Cash and due from banks	6,225,344	8,630,601	8,439,492	-2.21%	35.57%	7.42%
Overnight funds and interbank loans	1,416,357	2,972,713	4,267,357	43.55%	201.29%	3.75%
Total cash and equivalents	7,641,701	11,603,314	12,706,849	9.51%	66.28%	11.18%
Debt securities	12,277,437	12,839,215	13,288,857	3.50%	8.24%	11.69%
Trading	6,747,649	7,053,628	8,114,463	15.04%	20.26%	7.14%
Available for Sale	1,688,318	1,740,869	1,555,171	-10.67%	-7.89%	1.37%
Held to Maturity	3,841,470	4,044,718	3,619,223	-10.52%	-5.79%	3.18%
Equity securities	1,138,169	1,215,697	1,241,511	2.12%	9.08%	1.09%
Trading	346,982	383,499	412,532	7.57%	18.89%	0.36%
Available for Sale	791,187	832,198	828,979	-0.39%	4.78%	0.73%
Allowance for impairment	-19,107	-8,537	-7,020	-17.77%	-63.26%	-0.01%
Net investment securities	13,396,499	14,046,375	14,523,348	3.40%	8.41%	12.78%
Commercial loans	38,857,418	46,091,081	47,563,831	3.20%	22.41%	41.84%
Consumer loans	12,210,066	13,713,567	14,115,106	2.93%	15.60%	12.42%
Small business loans	326,429	385,673	393,456	2.02%	20.53%	0.35%
Mortgage loans	5,495,774	6,750,612	7,093,609	5.08%	29.07%	6.24%
Financial leases	7,918,069	8,992,355	9,250,968	2.88%	16.83%	8.14%
Allowance for loan and financial lease losses	-3,151,889	-3,574,573	-3,689,353	3.21%	17.05%	-3.25%
Net total loans and financial leases	61,655,867	72,358,715	74,727,617	3.27%	21.20%	65.74%
Accrued interest receivable on loans and financial leases	611,900	582,416	622,991	6.97%	1.81%	0.55%
Allowance for accrued interest losses	-55,269	-61,426	-61,803	0.61%	11.82%	-0.05%
Net total interest accrued	556,631	520,990	561,188	7.72%	0.82%	0.49%
Customers' acceptances and derivatives	701,983	702,833	598,237	-14.88%	-14.78%	0.53%
Accounts receivable, net	1,118,616	1,159,338	1,538,437	32.70%	37.53%	1.35%
Premises and equipment, net	1,471,153	1,496,494	1,569,253	4.86%	6.67%	1.38%
Foreclosed assets, net	77,646	90,379	97,581	7.97%	25.67%	0.09%
Prepaid expenses and deferred charges, net	738,995	615,468	547,638	-11.02%	-25.89%	0.48%
Goodwill	592,935	592,667	573,608	-3.22%	-3.26%	0.50%
Premises and equipment under operating leases, net	2,007,676	2,615,948	2,826,134	8.03%	40.77%	2.49%
Other assets	2,396,326	2,399,332	2,419,752	0.85%	0.98%	2.13%
Reappraisal of assets	838,162	951,383	978,694	2.87%	16.77%	0.86%
Total assets	93,194,190	109,153,236	113,668,336	4.14%	21.97%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	7,667,495	9,510,749	9,217,936	-3.08%	20.22%	8.11%	9.07%
Checking accounts	6,936,725	8,840,118	8,502,923	-3.81%	22.58%	7.48%	8.36%
Other	730,770	670,631	715,013	6.62%	-2.16%	0.63%	0.70%
Interest bearing	48,470,987	60,867,630	62,795,570	3.17%	29.55%	55.24%	61.76%
Checking accounts	2,394,797	2,962,738	3,161,616	6.71%	32.02%	2.78%	3.11%
Time deposits	24,518,283	27,609,690	30,227,429	9.48%	23.29%	26.59%	29.73%
Savings deposits	21,557,907	30,295,202	29,406,525	-2.93%	36.41%	25.87%	28.92%
Total deposits	56,138,482	70,378,379	72,013,506	2.32%	28.28%	63.35%	70.83%
Overnight funds and interbank borrowings	3,434,718	686,903	2,185,843	218.22%	-36.36%	1.92%	2.15%
Bank acceptances outstanding and derivatives	502,487	565,049	455,051	-19.47%	-9.44%	0.40%	0.45%
Other interbank borrowings	2,070,347	4,673,159	6,338,644	35.64%	206.16%	5.58%	6.23%
Borrowings from development and other domestic banks	3,220,090	3,778,377	3,984,814	5.46%	23.75%	3.51%	3.92%
Accounts payable	2,141,548	2,393,235	1,882,304	-21.35%	-12.11%	1.66%	1.85%
Accrued interest payable	461,358	515,749	561,695	8.91%	21.75%	0.49%	0.55%
Other liabilities	681,712	779,438	780,879	0.18%	14.55%	0.69%	0.77%
Long-term debt	12,263,830	12,777,016	12,331,172	-3.49%	0.55%	10.85%	12.13%
Accrued expenses	1,053,613	854,505	1,057,542	23.76%	0.37%	0.93%	1.04%
Minority interest	80,538	76,767	77,199	0.56%	-4.15%	0.07%	0.08%
Total liabilities	82,048,723	97,478,577	101,668,649	4.30%	23.91%	89.44%	100.00%
SHAREHOLDERS' EQUITY
Subscribed and paid in capital	425,914	425,914	425,914	0.00%	0.00%	0.37%
Retained earnings	9,794,369	10,443,879	10,748,889	2.92%	9.75%	9.46%
Appropiated	8,560,085	9,741,417	9,820,185	0.81%	14.72%	8.64%
Unappropiated	1,234,284	702,462	928,704	32.21%	-24.76%	0.82%
Reappraisal of assets	892,193	807,509	829,433	2.72%	-7.03%	0.73%
Gross unrealized net gain on investments	32,991	-2,643	-4,549	72.12%	-113.79%	0.00%
Total shareholder's equity	11,145,467	11,674,659	11,999,687	2.78%	7.66%	10.56%

11

3Q13

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Sep-12	Sep-13	sep-13/sep-12	3Q12	2Q13	3Q13	3Q13/2Q13	3Q13/3Q12
Interest income and expenses
Interest on loans	4,444,555	4,909,261	10.46%	1,558,293	1,631,407	1,661,695	1.86%	6.64%
Interest on investment securities	557,509	390,132	-30.02%	209,796	(52,715)	95,030	280.27%	-54.70%
Overnight funds and interbank loans	18,015	17,930	-0.47%	3,105	4,375	6,375	45.71%	105.31%
Financial leases	607,596	661,678	8.90%	207,908	219,887	216,028	-1.75%	3.91%
Total interest income	5,627,675	5,979,001	6.24%	1,979,102	1,802,954	1,979,128	9.77%	0.00%
Interest expense
Checking accounts	18,687	22,284	19.25%	6,149	7,849	7,377	-6.01%	19.97%
Time deposits	792,699	973,405	22.80%	304,428	319,163	319,342	0.06%	4.90%
Savings deposits	489,779	500,533	2.20%	157,713	165,656	151,586	-8.49%	-3.88%
Total interest on deposits	1,301,165	1,496,222	14.99%	468,290	492,668	478,305	-2.92%	2.14%
Interbank borrowings	41,184	46,501	12.91%	10,932	13,664	22,887	67.50%	109.36%
Borrowings from development and other domestic banks	161,438	164,756	2.06%	55,342	51,409	55,717	8.38%	0.68%
Overnight funds	69,028	41,991	-39.17%	34,347	18,098	9,965	-44.94%	-70.99%
Long-term debt	527,925	569,519	7.88%	181,530	191,546	192,054	0.27%	5.80%
Total interest expense	2,100,740	2,318,989	10.39%	750,441	767,385	758,928	-1.10%	1.13%
Net interest income	3,526,935	3,660,012	3.77%	1,228,661	1,035,569	1,220,200	17.83%	-0.69%
Provisions for loans and accrued interest losses and other receivables , net	(883,730)	(1,066,217)	20.65%	(303,808)	(402,305)	(326,879)	-18.75%	7.59%
Recovery of charged-off loans	123,624	161,984	31.03%	43,938	57,383	52,279	-8.89%	18.98%
Provision for foreclosed assets and other assets	(76,099)	(115,455)	51.72%	(29,666)	(36,627)	(32,281)	-11.87%	8.81%
Recovery of provisions for foreclosed assets and other assets	60,009	62,007	3.33%	21,716	15,969	17,648	10.51%	-18.73%
Total net provisions	(776,196)	(957,681)	23.38%	(267,820)	(365,580)	(289,233)	-20.88%	8.00%
Net interest income after provision for loans and accrued interest losses	2,750,739	2,702,331	-1.76%	960,841	669,989	930,967	38.95%	-3.11%
Commissions from banking services	325,135	364,933	12.24%	117,282	133,795	123,366	-7.79%	5.19%
Electronic services and ATM fees	54,279	57,945	6.75%	18,604	19,145	19,243	0.51%	3.43%
Branch network services	92,258	96,846	4.97%	31,422	32,862	34,696	5.58%	10.42%
Collections and payments fees	186,088	206,004	10.70%	65,542	72,595	71,232	-1.88%	8.68%
Credit card merchant fees	6,436	5,598	-13.02%	2,724	3,220	2,490	-22.67%	-8.59%
Credit and debit card fees	494,412	505,328	2.21%	165,266	169,085	170,889	1.07%	3.40%
Checking fees	54,776	52,608	-3.96%	17,952	18,227	17,577	-3.57%	-2.09%
Trust activities	153,724	158,948	3.40%	53,595	55,821	46,730	-16.29%	-12.81%
Brokerage fees	45,483	49,737	9.35%	12,927	22,519	11,651	-48.26%	-9.87%
Check remittances	16,354	16,027	-2.00%	5,407	5,429	5,618	3.48%	3.90%
International wire transfers	47,823	45,668	-4.51%	17,688	10,925	19,901	82.16%	12.51%
Fees and other service income	1,476,768	1,559,642	5.61%	508,409	543,623	523,393	-3.72%	2.95%
Fees and other service expenses	(164,207)	(168,304)	2.50%	(59,310)	(49,153)	(62,853)	27.87%	5.97%
Total fees and income from services, net	1,312,561	1,391,338	6.00%	449,099	494,470	460,540	-6.86%	2.55%
Other operating income
Foreign exchange gain (loss), net	79,375	31,706	-60.06%	35,682	(39,729)	25,989	165.42%	-27.16%
Gains on forward contracts in foreign currency	43,934	19,707	-55.14%	5,857	(2,326)	23,802	1123.30%	306.39%
Gains on sales of investments in equity securities	84,363	(1,136)	-101.35%	83,018	1,994	(3,205)	-260.73%	-103.86%
Gains on sales of mortgage loans	35,455	25,835	-27.13%	7,515	12,114	5,703	-52.92%	-24.11%
Dividend income	45,860	54,605	19.07%	3,073	15,184	7,303	-51.90%	137.65%
Income from non-financial subsidiaries	110,706	107,288	-3.09%	44,929	34,483	34,349	-0.39%	-23.55%
Insurance income	-	-	0.00%	(19,290)	-	-	0.00%	-100.00%
Communication, postage, rent and others	237,153	344,330	45.19%	87,801	114,929	123,231	7.22%	40.35%
Total other operating income	636,846	582,335	-8.56%	248,585	136,649	217,172	58.93%	-12.64%
Total income	4,700,146	4,676,004	-0.51%	1,658,525	1,301,108	1,608,679	23.64%	-3.01%
Operating expenses
Salaries and employee benefits	1,033,622	1,100,174	6.44%	343,230	369,906	370,876	0.26%	8.05%
Bonus plan payments	169,652	137,820	-18.76%	56,639	57,644	22,877	-60.31%	-59.61%
Indemnities benefits	29,625	25,570	-13.69%	12,302	7,577	9,250	22.08%	-24.81%
Administrative and other expenses	1,511,769	1,668,163	10.35%	544,041	556,918	577,173	3.64%	6.09%
Insurance on deposits, net	76,364	101,354	32.72%	25,773	18,791	48,446	157.81%	87.97%
Donation expenses	11,079	9,980	-9.92%	9,616	4,225	3,807	-9.89%	-60.41%
Depreciation	229,603	309,970	35.00%	82,373	103,086	111,073	7.75%	34.84%
Total operating expenses	3,061,714	3,353,031	9.51%	1,073,974	1,118,147	1,143,502	2.27%	6.47%
Net operating income	1,638,432	1,322,973	-19.25%	584,551	182,961	465,177	154.25%	-20.42%
Goodwill amortization (1)	34,525	40,545	17.44%	11,488	12,452	12,745	2.35%	10.94%
Non-operating income (expense)
Other income	105,859	133,843	26.44%	28,640	33,990	48,712	43.31%	70.08%
Minority interest	(5,022)	(7,383)	47.01%	(1,098)	(1,266)	(4,901)	287.12%	346.36%
Other expense	(71,757)	(109,458)	52.54%	(30,204)	(30,894)	(48,498)	56.98%	60.57%
Total non-operating income	29,080	17,002	-41.53%	(2,662)	1,830	(4,687)	-356.12%	76.07%
Income before income taxes	1,632,987	1,299,430	-20.43%	570,401	172,339	447,745	159.80%	-21.50%
Income tax expense	(398,703)	(273,043)	-31.52%	(136,185)	37,387	(123,820)	-431.18%	-9.08%
Net income	1,234,284	1,026,387	-16.84%	434,216	209,726	323,925	54.45%	-25.40%

12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: November 5, 2013	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance